Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three and Six Months Ended June 30, 2017

CALGARY, July 26, 2017 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to report operating and unaudited financial results for the three and six months ended June 30, 2017.

The unaudited financial statements and management discussion and analysis for the three and six months ended June 30, 2017, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

HIGHLIGHTS

•	Average production increased by 4% in Q2 2017 to 67,240 boe/d as compared to 64,537 boe/d in the prior quarter. The increase was primarily attributable to higher volumes in Canada, France and the US.
•	Fund flows from operations ("FFO") for Q2 2017 was $147.1 million ($1.22/basic share(1)), an increase of 3% as compared to $143.4 million ($1.21/basic share) in Q1 2017. Higher FFO was primarily due to higher sales volumes, which more than offset the impact of lower commodity prices. Year-over-year, FFO increased by 16% as compared to Q2 2016 as a result of higher commodity prices and production growth.
•	We placed an additional 13 (11.5 net) wells on production in Canada during the second quarter, resulting in quarterly production growth of 14% for the Canadian business unit. Our drilling programs in the Mannville, Cardium and Midale projects continue to deliver predictable growth and improving cost efficiencies.
•	In the United States, the three (3.0 net) Turner Sand wells drilled in the first quarter were put on production during the second quarter. After a period of intermittent production testing, the three wells are now producing at a combined rate of 760 boe/d, with two of the wells performing above our type curve.
•	In France, we drilled and completed our first four (4.0 net) wells in the Neocomian fields, with all four wells on production during the second quarter. The combined IP30 oil rate from the four Neocomian wells was 600 bbls/d, which exceeded our expectations. We believe the 100% success rate and better-than-expected production results on this inaugural drilling program validate the long-term development potential of the Neocomian fields.
•	We received the required permits to execute our two-well (1.0 net) exploration drilling program and 220 square kilometre 3D seismic survey in the Netherlands. The new wells will be drilled during the third quarter. Subsequent to the quarter, we received ministry authorization to increase production on a key well, pending a public comment period on the ministry's authorization. With the receipt of these permits, we expect to resume production growth from our Netherlands business unit in the second half of this year and through 2018, while we continue to pursue additional permits to support our long-term growth plans.
•	In Ireland, Corrib continues to outperform our expectations with production averaging 63.8 mmcf/d (10,634 boe/d) in Q2 2017 and 64.3 mmcf/d (10,718 boe/d) through the first half of 2017, representing approximately 98% of rated plant capacity.
•	On July 12, Vermilion and Canada Pension Plan Investment Board ("CPPIB") announced a strategic partnership in Corrib, whereby CPPIB will acquire Shell Exploration Company B.V.'s 45% interest in Corrib for total cash consideration of €830 million, subject to customary closing adjustments and future contingent value payments based on performance and realized pricing. The acquisition has an effective date of January 1, 2017 and is anticipated to close in the first half of 2018. At closing, Vermilion expects to assume operatorship of Corrib, and CPPIB plans to transfer the operating entity and a 1.5% working interest to Vermilion for €19.4 million, before closing adjustments.
•	We have elected to accelerate additional Canadian drilling and completion activity in the fourth quarter of 2017 that was originally planned for 2018. This will allow us to lock-in current services costs and avoid the pre-breakup service constraints we experienced in Q1 2017. Consequently, we are increasing our 2017 capital budget to $315 million, from $295 million previously, to reflect this acceleration. The incremental activity will include additional Cardium and Mannville drilling, completion and well tie-in activities, and some pre-drill expenditures for our 2018 program. Because the increased capital investment will occur late in 2017, our production guidance for 2017 is unaffected at 69,000 boe/d to 70,000 boe/d. However, we expect that the additional capital investment in 2017 will positively impact 2018, either by reducing capital investment or increasing production rates as compared to our previously-announced targets.
•	Effective with the July 2017 dividend payment, we have fully discontinued the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan.
•	Vermilion's MSCI ESG (Environment, Social and Governance) rating increased from BBB to A for 2017, and our Governance Metrics score ranked in the 90th percentile globally. This follows our 13th-place ranking in the 2017 Corporate Knights Future 40 Responsible Corporate Leaders in Canada List. These recognitions reflect Vermilion's continued focus on combining financial results with exemplary environmental, social and governance performance.
(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.
TM	Denotes trademark of Canaccord Genuity Capital Corporation

HIGHLIGHTS

	Three Months Ended			Six Months Ended
($M except as indicated)	Jun 30,	Mar 31,	Jun 30,	Jun 30,	Jun 30,
Financial	2017	2017	2016	2017	2016
Petroleum and natural gas sales	271,391	261,601	212,855	532,992	390,240
Fund flows from operations	147,123	143,434	126,568	290,557	220,235
Fund flows from operations ($/basic share) (1)	1.22	1.21	1.10	2.43	1.93
Fund flows from operations ($/diluted share) (1)	1.20	1.19	1.09	2.39	1.91
Net earnings (loss)	48,264	44,540	(55,696)	92,804	(141,544)
Net earnings (loss) ($/basic share)	0.40	0.38	(0.48)	0.78	(1.24)
Capital expenditures	58,875	95,889	71,714	154,764	134,487
Acquisitions	993	2,620	8,550	3,613	9,420
Asset retirement obligations settled	2,120	2,249	2,200	4,369	4,224
Cash dividends ($/share)	0.645	0.645	0.645	1.290	1.290
Dividends declared	77,858	76,593	74,662	154,451	147,509
% of fund flows from operations	53%	53%	59%	53%	67%
Net dividends (1)	48,617	41,087	24,146	89,704	49,003
% of fund flows from operations	33%	29%	19%	31%	22%
Payout (1)	109,612	139,225	98,060	248,837	187,714
% of fund flows from operations	75%	97%	78%	86%	85%
Net debt	1,314,766	1,377,636	1,398,950	1,314,766	1,398,950
Ratio of net debt to annualized fund flows from operations	2.2	2.4	2.8	2.3	3.2
Operational
Production
Crude oil and condensate (bbls/d)	28,525	26,832	28,416	27,683	28,808
NGLs (bbls/d)	3,821	2,694	2,713	3,260	2,693
Natural gas (mmcf/d)	209.36	210.07	198.93	209.71	200.02
Total (boe/d)	67,240	64,537	64,285	65,896	64,837
Average realized prices
Crude oil, condensate and NGLs ($/bbl)	59.40	64.14	53.90	61.50	46.63
Natural gas ($/mcf)	4.75	5.62	3.53	5.18	3.65
Production mix (% of production)
% priced with reference to WTI	20%	17%	20%	19%	20%
% priced with reference to AECO	24%	22%	22%	23%	24%
% priced with reference to TTF and NBP	28%	32%	29%	30%	28%
% priced with reference to Dated Brent	28%	29%	29%	28%	28%
Netbacks ($/boe)
Operating netback (1)	28.72	31.62	27.66	30.08	24.64
Fund flows from operations netback	23.66	25.75	21.90	24.63	19.00
Operating expenses	10.14	9.35	9.02	9.77	9.30
Average reference prices
WTI (US $/bbl)	48.28	51.92	45.59	50.10	39.52
Edmonton Sweet index (US $/bbl)	46.03	48.37	42.51	47.20	36.13
Dated Brent (US $/bbl)	49.83	53.78	45.57	51.81	39.73
AECO ($/mmbtu)	2.78	2.69	1.40	2.74	1.61
NBP ($/mmbtu)	6.52	7.96	5.78	7.26	5.88
TTF ($/mmbtu)	6.74	7.65	5.61	7.21	5.66
Average foreign currency exchange rates
CDN $/US $	1.34	1.32	1.29	1.33	1.33
CDN $/Euro	1.48	1.41	1.46	1.44	1.49
Share information ('000s)
Shares outstanding - basic	120,947	119,046	116,173	120,947	116,173
Shares outstanding - diluted (1)	123,794	122,135	118,948	123,794	118,948
Weighted average shares outstanding - basic	120,514	118,632	115,366	119,578	114,046
Weighted average shares outstanding - diluted (1)	122,660	120,722	116,587	121,488	115,090

(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "NON-GAAP FINANCIAL MEASURES" section of Management's Discussion and Analysis.

MESSAGE TO SHAREHOLDERS

Oil prices were lower in the second quarter as the market remains focused on US supply growth and relatively high inventories.  OPEC's decision in late May to extend its production cuts until March 2018 did little to ease concerns about the current global supply glut.  These industry conditions, and the resulting oil price retracement, have led the financial markets once again to a focus on sustainability in a "lower-for-longer" environment.  At Vermilion, sustainability is central to our business model as we remained focused on self-funded growth and income.  Despite the recent weakness in oil prices, we continue to operate our business with a sustainability ratio(1) under 100% based on the current forward strip.  Our diversified global asset portfolio provides many inherent defensive characteristics that support this business model, including both commodity and project diversification.  Our commodity diversification reduces the volatility of our revenue stream, while our project diversification allows us to allocate capital to the highest return projects depending on relative commodity prices.

All of our major business units remain free cash flow(1) positive under current strip pricing, as we continue to operate our business with a prudent focus on costs and profitability.  Our Canadian business unit in particular has demonstrated the most dramatic improvement across our portfolio in recent years.  As a result of having to compete for capital with our highly profitable and sustainable business units in Europe and Australia, the Canadian business unit has successfully transitioned into a free cash flow business over the past two years, and is on track to deliver double digit production growth this year while generating approximately 30% free cash flow, based on current strip pricing.  Our Canadian business unit delivered 14% quarter-over-quarter production growth in Q2 2017, and in recent weeks has achieved a notable milestone with production exceeding 30,000 boe/d for the first time.  Our Canadian assets are concentrated in two core areas, in west-central Alberta where we have a dominant position in the Mannville condensate play and the Cardium light oil play, and in the down-dip Midale light oil play in southeast Saskatchewan.  With a deep inventory of  high return, liquids-focused drilling locations, we project sustained production and free cash flow growth from our Canadian business unit.

We achieved another milestone during the second quarter, celebrating our 20-year anniversary in France.  France remains a profitable and economically sustainable business unit.  In addition, we are proud of our record of environmental and carbon sustainability in our French business.  Consistent with President Macron's previously-announced campaign platform, the newly elected French government announced its intention to not grant new exploration permits beyond those already in progress.  We do not expect this new legislation, if passed, to have a material impact on Vermilion as our operations are focused on development activities such as well workovers, infill drilling and waterflood optimization.  We look forward to the next twenty years of development activities in France, and to continue demonstrating that oil and gas production can be a sustainable part of the long-term energy transition.

In the Netherlands, we received the required permits to execute our drilling and seismic programs for 2017.  In addition, we recently received ministry authorization to increase production on a key well, pending a public comment period on the ministry's authorization.  With the receipt of these permits, we expect to resume production growth from our Netherlands business unit in the second half of this year and through 2018, while we continue to advance various permits to support our longer-term growth plans.  Permitting in the Netherlands has always been a time-consuming and challenging process, but we believe the new permitting framework will ultimately improve the process for both communities and operators.  We have a strong track record of profitable growth in the Netherlands, delivering seven years of consecutive growth at a 13% CAGR prior to 2017.  While we were disappointed to break this string of production increases during 2017 due to the permitting delays, we remain committed to the Netherlands and are confident in the longer-term growth opportunities there.

We recently announced a strategic partnership with Canada Pension Plan Investment Board ("CPPIB") in the Corrib Natural Gas Field in Ireland, whereby CPPIB will acquire Shell Exploration Company B.V.'s ("Shell") 45% interest in the project.  At closing, Vermilion expects to assume operatorship, and CPPIB plans to transfer the operating entity (SEPIL) along with the 1.5% working interest to Vermilion for €19.4 million ($28.4 million at current exchange rates) before closing adjustments, increasing our stake to 20%.  We expect the acquisition to be accretive for all pertinent per share metrics including production, fund flows from operations, reserves and net asset value.  We view the acquisition and assumption of operatorship of Corrib as a strategic milestone for Vermilion, and one that will add value over the long-term.  Following the assumption of operatorship of Corrib, we estimate that we will operate 87% of our production base as compared to 72% currently.

We have elected to accelerate additional Canadian drilling and completion activity in the fourth quarter of 2017 that was originally planned for 2018.  This will allow us to lock-in current services costs and avoid the pre-breakup service constraints we experienced in Q1 2017.  Consequently, we are increasing our 2017 capital budget to $315 million, from $295 million previously, to reflect this accelerated activity.  The incremental activity will include the drilling of two (2.0 net) Cardium wells, two (1.4 net) Mannville wells, additional completion and well tie-in activities, and other pre-drill expenditures for our 2018 program.  Because the increased capital investment will occur late in 2017, our production guidance for 2017 is unaffected at 69,000 boe/d to 70,000 boe/d.  However, we expect that the additional capital investment in 2017 will positively impact 2018, either by reducing capital investment or increasing production rates as compared to our previously-announced targets.

Q2 2017 Review

Vermilion's second quarter production increased by 4% to 67,240 boe/d from 64,537 boe/d in the prior quarter.  The increase was primarily attributable to higher volumes in Canada, France and the US, where new production from our Q1 2017 drilling program more than offset lower volumes in the Netherlands and Australia.  This increase was consistent with our expectation of sequential quarterly production growth throughout 2017 to achieve our full year production guidance of between 69,000 to 70,000 boe/d.

Fund flows from operations ("FFO") for Q2 2017 was $147.1 million ($1.22/basic share(1)) as compared to $143.4 million ($1.21/basic share) in Q1 2017.  FFO increased 3% quarter-over-quarter, primarily due to higher sales volumes which more than offset the impact of lower commodity prices.  Year-over-year, FFO increased by 16% as compared to Q2 2016 as a result of higher commodity prices and production growth.  Vermilion generated net earnings of $48.2 million ($0.40/basic share) during the second quarter, representing our second consecutive quarter of positive net income.

Despite commodity price volatility, we continue to deliver profitable production growth with a strict focus on cost management, maintaining a payout ratio of less than 100%.

Effective with the July 2017 dividend payment, we have fully discontinued the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan.

Europe

In France, we drilled and completed our first wells in the Neocomian fields and have now placed all four wells on production.  The combined IP30 oil rate from the four horizontal Neocomian wells was 600 bbls/d, which exceeded our expectations.  The 100% success rate and better-than-expected production results on this inaugural drilling program validate the long-term development potential of the Neocomian fields.  We believe the success of our Neocomian drilling program provides further depth to our low-risk development inventory in France.

In the Netherlands, as stated earlier, we received the required permits to execute our two-well (1.0 net) exploration drilling program in the Gorredjik and Drenthe VI production licenses.  The new wells will be drilled during the third quarter.  In addition, we received permits for a 220 square kilometre 3D seismic survey in the Akkrum and South Friesland III exploration licenses, which will be shot in the second half of this year.  As previously mentioned, in mid-July, the Ministry of Economic Affairs published its approval for a production rate increase on a key well, which will become effective following a six-week public comment period.

In Germany, Vermilion assumed operatorship of the assets acquired in December 2016 from Engie E&P Deutschland GmbH.  We commenced workover and artificial lift optimization operations on the acquired assets in February resulting in Q2 average production from the acquired assets of 2,200 boe/d, a 10% increase from Q1 levels.  In March 2017, we were awarded an exploration license in Lower Saxony comprising 50,000 net acres  surrounding the acquired oil fields.  The combination of our 2016 Engie acquisition, assumption of production operatorship, and the additional exploration acreage awarded in Lower Saxony further advance our objective of developing a material business unit in Germany.

Production from Corrib averaged 63.8 mmcf/d (10,634 boe/d) in Q2 2017 and has averaged 64.3 mmcf/d (10,718 boe/d) through the first half of 2017, representing approximately 98% of rated plant capacity.  The project has continued to outperform expectations for well deliverability and downtime.

On July 12, Vermilion and CPPIB announced a strategic partnership in Corrib, whereby CPPIB will acquire Shell Exploration Company B.V.'s 45% interest in Corrib for total cash consideration of €830 million, subject to customary closing adjustments and future contingent value payments based on performance and realized pricing.  The acquisition has an effective date of January 1, 2017 and is anticipated to close in the first half of 2018.  At closing, Vermilion expects to assume operatorship of Corrib, and CPPIB plans to transfer the operating entity and a 1.5% working interest to Vermilion for €19.4 million ($28.4 million at current exchange rates), before closing adjustments.  Vermilion's incremental 1.5% ownership of Corrib would represent production rate capability of approximately 850 boe/d based on 2017 production expectations, and approximately 2.0 million boe(2) of 2P reserves based on an independent evaluation by GLJ Petroleum Consultants Ltd. with an effective date of December 31, 2016.  Assuming a purchase price of €19.4 million ($28.4 million at current exchange rates), before closing adjustments, the transaction metrics are estimated at approximately $33,400 per boe per day, $15.40 per boe of proved plus probable reserves(2) including future development capital (generating a 2P recycle ratio of 1.9 times based on projected 2017 netbacks), and 3.3 times estimated 2017 operating cash flow(1) using the forward commodity strip.  The acquisition is expected to be accretive for all pertinent per share metrics including production, funds flow from operations, reserves, and net asset value.  The Corrib acquisition significantly increases our degree of operating control over our asset base.  Following the assumption of operatorship of Corrib, we estimate that we will operate 87% of our production base as compared to 72% currently.

North America

In Canada, capital activity decreased from the previous quarter due to spring break-up, resulting in limited drilling activity.  Following an active drilling program in the first quarter, we brought 13 (11.5 net) wells on production during the second quarter, for a total of 34 (27.6 net) wells placed on production in the first half of 2017.  The new wells contributed to quarter-over-quarter production growth of 14% for the Canadian business unit.  The Mannville program continues to deliver predictable growth from the 15 (10.3 net) wells brought on production so far this year, delivering an average IP60 of 470 boe/d.  We have placed five (5.0 net) Cardium wells and 14 (12.3 net) Midale wells on production during the first half of 2017, with production results that are in line with expected performance.  These results were achieved while realizing significant cost reductions.  In the Cardium, Drill, Complete, Equip and Tie-in ("DCET") well costs averaged $2.3 million on a per-section basis for the 2017 program compared to $3.2 million during our last Cardium program in 2014.  Cardium costs were reduced in part by utilizing smaller pump jacks, which restrict production rates early in well life but should achieve the same ultimate recovery.  In the Midale, per well costs decreased to $1.7 million for the 2017 program compared to $3.0 million in 2014.  We also continued to advance an infrastructure project supporting the continued growth of our Upper Mannville development in the Ferrier area.  We plan to start the construction of a 14 mmcf/d compressor station in Q4 2017 with start-up scheduled for Q2 2018.

In the United States, the three (3.0 net) Turner Sand wells drilled in the first quarter were put on production during the second quarter.  After a period of intermittent production testing, the three wells are now producing at a combined rate of 760 boe/d in their third month of production.  Two of the wells are performing above our type curve for the southern part of this play at current rates of approximately 330 boe/d and 325 boe/d respectively, with production still gradually increasing.  The third well reached a peak IP30 of 140 boe/d, and is currently producing approximately 110 boe/d.  Average DCET well costs decreased to US$3.5 million for the 2017 program, compared to US$4.2 million in 2016, even though average lateral length increased to 5,300 feet as compared to 4,600 feet previously.  Our learning curve advancements in mechanical success and cost reduction in the 2017 program set the stage for increased future development in this project.

Australia

In Australia, progress continues on our debottlenecking project to further improve fluid handling capability on the Wandoo B platform.  Once completed, we expect that this infrastructure enhancement will allow us to increase oil production on the platform by 600 to 700 bbls/d later in 2017.

Environmental, Social & Governance

Vermilion's MSCI ESG (Environment, Social and Governance) rating increased from BBB to A for 2017 and our Governance Metrics score ranked in the 90th percentile globally.  This follows our 13th-place ranking in the 2017 Corporate Knights Future 40 Responsible Corporate Leaders in Canada List.  These recognitions reflect Vermilion's continued focus on combining financial results with exemplary environmental, social and governance performance.

Board of Directors

Vermilion recently announced the appointment of Mr. Stephen Larke to the Board of Directors.  Mr. Larke brings over 20 years of experience in energy capital markets, including research, sales, trading and equity finance.  He is currently an Operating Partner and Advisory Board member with Azimuth Capital Management, an energy-focused private equity fund based in Calgary, Alberta.  Prior to joining Azimuth, Mr. Larke was Managing Director and Executive Committee member with Peters & Co., an independent energy investment firm based in Calgary.  Before Peters & Co., he was Vice-President and Director with TD Newcrest, serving in the role of energy equity analyst.  Both at Peters & Co. and TD Newcrest, Mr. Larke received leading rankings in the Brendan Wood International survey of institutional investors.  He holds a Bachelor of Commerce (Distinction) degree from the University of Calgary and the Chartered Financial Analyst designation.

(signed "Anthony Marino")

Anthony Marino
President & Chief Executive Officer
July 25, 2017

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.

(2)	Estimated proved plus probable reserves attributed to the assets as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 27, 2017 with an effective date of December 31, 2016.

TM	Denotes trademark of Canaccord Genuity Capital Corporation

2017 GUIDANCE

On October 31, 2016, we released our 2017 capital expenditure guidance of $295 million and associated production guidance of between 69,000-70,000 boe/d.  On July 26, 2017 we announced an increase in our capital expenditure guidance from $295 million to $315 million following the acceleration of 2018 activities in our Canadian business unit.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2017 Guidance
2017 Guidance	October 31, 2016	295	69,000 to 70,000
2017 Guidance	July 26, 2017	315	69,000 to 70,000

CONFERENCE CALL AND AUDIO WEBCAST DETAILS

Vermilion will discuss these results in a conference call to be held on Wednesday July 26, 2017 at 9:00 AM MST (11:00 AM EST).  To participate, you may call 1-888-231-8191 (Canada and US Toll Free) or 1-647-427-7450 (International and Toronto Area).  The conference call will also be available on replay by calling 1-855-859-2056 using conference ID number 43164410.  The replay will be available until midnight mountain time on August 9, 2017.

You may also listen to the audio webcast by clicking  http://event.on24.com/r.htm?e=1452682&s=1&k=5232C73BDCEDC708618C317B6583DE36  or visit Vermilion's website at www.vermilionenergy.com/ir/eventspresentations.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion currently holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 6.5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate "A" List performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France and the Netherlands.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 6.5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Kyle Preston, Director Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 26-JUL-17